MACKEY PRICE THOMPSON & OSTLER
A Professional Corporation
Attorneys and Counselors at Law

American Plaza II
57 West 200 South, Suite 350
Salt Lake City, UT 84101-3663
Telephone 801-575-5000
Randall A. Mackey	Fax 801-575-5006
mackey@mpwlaw.com

May 30, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attn:	David Burton
Staff Accountant

Re:	Paradigm Medical Industries, Inc.
Amendment No. 1 to Item 4.02 Form 8-K
File No. 0-28498

Dear Mr. Burton:

Paradigm Medical Industries, Inc. (the "Company") is in receipt of the letter dated May 19, 2008 with respect to the above-referenced Form 8-K dated May 16, 2008.  The Company's responses to the comments are set forth below.  For ease of reference, we have set forth the comments and the Company's responses to such comments.  Since each paragraph of the comment letter has been numbered, we have provided corresponding numbers on the pages of Amendment No. 1 to Form 8-K to show the location of the responses to the comments.

Item 4-02.  Non-Reliance on Previously Issued Financial Statements

1.
Although the Company has restated certain financial information that was previously reported in your annual report on Form 10-KSB for the year ended December 31, 2006, there is no indication that you have concluded that these financial statements should no longer be relied upon because of an error in such financial statements.  Please disclose when you concluded that your financial statements should no longer be relied upon.  In addition, please amend your filing to identify the financial statements and years or period covered that should no longer be relied upon.  Refer to the guidance in Item 4.02(a) under Section 4 of Form 8-K.

Response:

The Form 8-K has been revised to disclose when the Company concluded the financial statements in the Form 10-KSB for the year ended December 31, 2006 could no longer be relied upon and to identify the financial statements and years or periods covered that should no longer be relied upon.

May 30, 2008

2.
Please state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent account and the matters disclosed in the filing pursuant to Item 4.02(a).

Response:

The Form 8-K has been revised to state that the authorized officers discussed with the independent accountant the matters disclosed in the filing.

3.
Please tell us if your certifying officers have considered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-KSB for the years ended December 31, 2006 and 2005 in light of the material error you have disclosed.  Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2007.

Response:

The Form 8-K has been revised to disclose that the certifying officers considered the effect on the adequacy of the Company's controls and procedures as of the end of the years ended December 31, 2006 and 2005 in light of the error that has been disclosed as well as the effect the error had on the certifying officers current evaluation of disclosure controls and procedures as of the fiscal year ended December 31, 2007.

If you have any questions, please do not hesitate to call me at (801) 575-5000.

Very truly yours,

/s/ Randall A. Mackey

Randall A. Mackey